UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 5, 2006

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Quarterly report - 1Q 2006

May 4, 2006

•	Revenue growth of 4.8%
•	EBITDA[1] growth of 7.8%
•	The Outlook for revenue and EBITDA is unchanged.

Highlights for 1Q 2006
•	Revenue growth of 4.8%
•	EBITDA growth of 7.8%
•	Net income, excluding special items and fair value adjustments, of DKK 1,108m, up 10.1%
•	15.5m customers, up 14.2%

Outlook for 2006
•	The Outlook for the TDC Group revenue and EBITDA is unchanged at DKK 48.0bn and DKK 13.4bn, respectively. The net income Outlook has been downgraded to DKK 3.2bn due to increased interest expenses as a result of the changed financing structure.

1 Earnings before depreciation, amortization and special items.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Contents
Highlights	3
Significant accounting policies	8
Significant developments	9
Outlook for 2006	12
Statements of Income, etc., for the business lines	13
Business line performance	14
TDC Solutions	14
TDC Mobile International	16
TDC Switzerland	18
TDC Cable TV	19
Safe harbor statement	21
Financial calendar	22
Statements of Income	23
Balance Sheets	24
Statements of Cash Flow	25
Capital expenditures	26
Equity	26
Quarterly Statements of Income	27
Quarterly Balance Sheets	28
Quarterly Statements of Cash Flows	29
Quarterly capital expenditures	30
Customers	30
Traffic, domestic	31
Employees	31
Selected financial and operational data, 2002-1Q 2006	32
List of acquisitions and divestments	33
Management Statement	34
About TDC	34
Listings	34

The quarterly report has not been audited.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

TDC Group, summarized Income Statements

DKKm	1Q 2005	1Q 2006	Change in %

Revenue	11,015	11,545	4.8

Total operating expenses before depreciation etc.	(7,980)	(8,286)	(3.8)
Other income and expenses	51	69	35.3

EBITDA	3,086	3,328	7.8
Depreciation, amortization and impairment losses	(1,561)	(1,581)	(1.3)

EBIT [1]	1,525	1,747	14.6
Special items	(622)	(737)	(18.5)
Income from associates	100	115	15.0
Net financials	(251)	(335)	(33.5)

Income before income taxes	752	790	5.1
Income taxes	(221)	(275)	(24.4)

Net income from continuing operations	531	515	(3.0)

Net income from discontinued operations [2]	(16)	0	-

Net income	515	515	0.0

Attributable to:
Shareholders of the Parent Company	516	535	3.7
Minority interests	(1)	(20)	-

Net income excl. special items and fair value adjustments [3]	1,006	1,108	10.1

EBITDA margin in %	28.0	28.8	-

1) EBIT (operating income) is excluding special items.

2) Relates to net income from TDC Directories, which was divested on November 30, 2005.

3) Special items and fair value adjustments are present in several lines in the Income Statement as shown in the detailed income statement on page 23.

Highlights

COPENHAGEN, Denmark, May 4, 2006 – TDC's revenue grew 4.8% to DKK 11,545m in 1Q 2006 compared with 1Q 2005, with earnings before interest, taxes, depreciation and amortization (EBITDA) up 7.8% to DKK 3,328m. Net income, excluding special items and fair value adjustments, was DKK 1,108m, up 10.1%.

TDC’s capital expenditures, excluding share acquisitions, totaled DKK 1,172m, representing a 4.3% increase. The capex-to-revenue ratio was unchanged from 1Q 2005.

TDC’s customer base grew 14.2% to 15.512m, driven mainly by progress in TDC Mobile International’s foreign mobile operations.

“TDC’s financial statements show yet again that we are able to achieve growth quarter after quarter, reflecting in particular our focused ability to adapt our operations through continued positioning and product development in the growth areas of broadband and mobile services," says Henning Dyremose, president and CEO.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Revenue

TDC’s revenue amounted to DKK 11,545m in 1Q 2006, up DKK 530m or 4.8%, reflecting mainly increased revenue in TDC Solutions and TDC Mobile International.

Adjusted for acquired and divested companies[2], revenue increased 3.3%.

Operating expenses

Operating expenses increased 3.8% to DKK 8,286m in 1Q 2006. Transmission costs and cost of goods sold increased 1.1% to DKK 4,165m, wages, salaries and pension costs increased 0.8% to DKK 1,874m, while other external expenses increased 12.4% to DKK 2,247m. This development is attributable mainly to higher customer acquisition costs in domestic mobile operations and the start up of easyMobile and Bité Latvia.

Adjusted for acquired and divested companies, operating expenses increased 2.5% compared with 1Q 2005.

[2] Developments from 2005 to 2006 were impacted by some changes in ownership shares, including acquisition investments in the following companies: HTCC (fully consolidated as of 1 April 2005), Dotcom Solutions (recognized at 1 July 2005) and Ascom’s business communications solutions unit – the name was subsequently changed to sunrise business communications – (recognized at 1 July 2005). Talkline ID was divested, as were Talkline’s Call by Call pre-select telephony (1 April 2005) and Contactel (2 February 2006). In the remainder of the quarterly report, ‘adjusted for acquired and divested companies’ refers to reported figures for the TDC Group, TDC Solutions, TDC Mobile International and TDC Switzerland, adjusted for the impact of these acquisitions and divestments.

Number of employees
(full-time employee equivalents)

The number of full-time employee equivalents totaled 19,827, and were up 421 or 2.2% on 1Q 2005. The development was impacted by acquired and divested companies, increasing full-time employee equivalents by 1,360, while redundancy programs as planned decreased the full-time employee equivalents by 601.

EBITDA

EBITDA rose DKK 242m or 7.8% to DKK 3,328m in 1Q 2006, driven primarily by a 10.5% increase realized by TDC Solutions. Adjusted for acquired and divested companies, EBITDA rose 5.6%. The EBITDA margin increased from 28.0% in 1Q 2005 to 28.8% in 1Q 2006. This development reflects mainly a higher margin in TDC Solutions as a result of strict cost control and continued focus on operational efficiency.

EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses amounted to DKK 1,581m, up 1.3% on 1Q 2005. The increase mainly reflects depreciation etc. in acquired companies.

EBIT

EBIT amounted to DKK 1,747m, representing an increase of 14.6%. This development results primarily from the growth in EBITDA.

Special items

In 1Q 2006, special items amounted to DKK (737)m reflecting mainly costs for redundancy programs in Danish operations and redemption of EMTN bonds.

Income from associates

In 1Q 2006, income from associates amounted to DKK 115m, up DKK 15m or 15.0%. This reflects mainly improved performance in Polkomtel in 1Q 2006.

Net financials

In 1Q 2006, net financials constituted an expense of DKK 335m compared with DKK 251m in 1Q 2005.

Net financials, excluding fair value adjustments, constituted an expense of DKK 256m compared with DKK 198m in 1Q 2005, reflecting mainly negative currency translation adjustments of long-term debt in 1Q 2006.

In total, fair value adjustments amounted to DKK (79)m against DKK (53)m in 1Q 2005.

Income before income taxes

Income before income taxes, including special items and fair value adjustments, was DKK 790m compared with DKK 752m in 1Q 2005, representing a 5.1% increase.

Income before income taxes, excluding special items and fair value adjustments, was DKK 1,606m, up 12.5%.

Income taxes

Income taxes rose to DKK (275)m compared with DKK (221)m in 1Q 2005.

Income taxes related to net income, excluding special items and fair value adjustments, were DKK (498)m compared with DKK (406)m in 1Q 2005. In 1Q 2006, the effective tax rate, excluding special items and fair value adjustments, increased to 31.0% compared with 28.5% in 1Q 2005. The increase in the effective tax rate mainly reflects the development in non-capitalized tax losses in international subsidiaries.

Net income

Net income, including special items and fair value adjustments, came to DKK 515m, unchanged from 1Q 2005.

Net income, excluding special items and fair value adjustments, was DKK 1,108m, up 10.1%.

Statements of Cash Flow

In 1Q 2006, cash flow from operating activities amounted to DKK 1,826m, down 26.0% compared with 1Q 2005. This development is primarily due to a negative development in working capital, which is partly offset by positive growth in EBITDA. The development in working capital in 1Q 2006 is due mainly to circumstances of a one-time nature in the form of fees for

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

advisers related to NTC’s equity tender offer to acquire TDC’s shares, and a positive impact in 2005 (that will not be repeated in 2006) of accruals at the end of 1Q 2005 for tax levied on dividends to shareholders. The dividend was declared in March 2005 and the withholding tax was paid in 2Q 2005.

Cash flow from investing activities was DKK 1,358m compared with DKK (1,553)m in 1Q 2005, reflecting the sale of marketable securities in 1Q 2006.

Cash flow from financing activities amounted to DKK (4,449)m compared with DKK (3,162)m in 1Q 2005, impacted primarily by the redemption of EMTN bonds in 1Q 2006, while 1Q 2005 was impacted by payment of dividends.

Net interest-bearing debt

Net interest-bearing debt amounted to DKK 15,204m at the end of 1Q 2006 compared with DKK 21,360m at the end of 1Q 2005, down DKK 6.2bn, reflecting mainly the proceeds from the sale of TDC Directories at November 30, 2005.

Compared with the end of 4Q 2005, net interest-bearing debt decreased DKK 1.3bn, driven primarily by EBITDA, partly offset by the unfavorable development in the working capital.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,172m, a 4.3% increase compared with 1Q 2005. This growth is attributable to capital expenditures in the acquired companies. The capex-to-revenue ratio was unchanged from 1Q 2005 at 10.2%.

Adjusted for acquired and divested companies, capital expenditures decreased 2.8% compared with 1Q 2005.

In 1Q2006, growth in capital expenditures including share acquisitions totaled 6.9%. Adjusted for the impact of acquisitions and divestments, including HTCC and Dotcom, capital expenditures were unchanged compared with 1Q 2005.

Capital expenditures
(in DKKm)

Number of customers

TDC’s customer base totaled 15.5m at the end of 1Q 2006, a 14.2% increase on 1Q 2005 that was attributable mainly to improvements in Talkline and Bité.

The domestic customer base totaled 7.6m, up 1.9%. This development is primarily the result of growth in the xDSL, mobile and cable-modem customer bases, partly offset by a decline in the number of landline telephony customers and dial-up internet customers.

The domestic mobile customer base increased 5.4% to 2.6m. TDC’s retail business grew 4.1% compared with 1Q 2005, reflecting increases of 39,000 retail customers in TDC Mobil A/S and 40,000 customers in Telmore. The number of wholesale customers in TDC Mobile A/S increased 38,000. The growth is negatively impacted by a change in the definition of active prepaid customers.

The number of xDSL customers in TDC’s domestic operations grew 25.5% to 743,000. The number of broadband customers, including broadband cable-

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

modem customers, amounted to 931,000, up 32.2% on 1Q 2005.

The number of customers in our international activities grew 29.2% to 7.9m, driven by a strong intake of new mobile customers notably in Talkline and Bité, as well as the full consolidation of HTCC.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Significant accounting policies

IASB and the EU have approved changes to the accounting standard IAS 39 regarding recognition and measurement of financial instruments. The changes, which are effective from January 1, 2006, limit situations where the fair value adjustments can be recognized in the Statements of Income.

TDC does only expect the changes to have consequences for the treatment of fair value adjustments for unquoted securities. Previously, fair value adjustments of unquoted securities were recognized in the Statements of Income. With effect from January 1, 2006, unrealized fair value adjustments of unquoted securities should be recognized in equity. A gain or a loss is recognized upon disposal of unquoted securities.

The change is not impacting the Group's equity at January 1, 2006, and have not impacted the Group's results of operations, total assets and financial position for 1Q 2006 either. Similarly, TDC does not expect the change to have any material impact for 2006.

The change is not impacting the comparative figures for 2005 and earlier years either.

Except for the changes mentioned above, accounting policies are unchanged from the Annual Report for 2005.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Significant developments

Change of ownership

On February 1, 2006, Nordic Telephone Company ApS (“NTC”) settled its tender offer for TDC A/S and thereby became the owner of 88.2% of the shares of TDC A/S entailing that a change of ownership has occurred.

Polkomtel

As a consequence of this change of ownership, TDC, in accordance with the shareholders' agreement and the statutes of the Polish mobile operator Polkomtel, on February 2, 2006, offered its entire 19.6% stake for sale to the other existing shareholders in Polkomtel at a price per share of EUR 214.04, reflecting the market value of 100% of the share capital of Polkomtel of EUR 4,388m. On March 10, 2006, the Polish shareholders representing approximately 76% of TDC's shares in Polkomtel and 14.8% of the total share capital of Polkomtel, accepted TDC’ offer. The only remaining shareholder, Vodafone has contested the procedure initiated by TDC and the offer price. TDC and the Polish shareholders believe that the procedure followed is in conformity with the statute. However, Vodafone has in Polish courts obtained an injunction against the transfer of TDC's shares in Polkomtel. In order to maintain the injunction Vodafone has initiated arbitration proceedings. It is a condition for the closing of the sale to the Polish shareholders that such closing is not prevented by the legal actions taken by Vodafone.

Extraordinary General Meeting and Legal Proceedings against the Danish Commerce and Companies Agency

Following completion of the public tender offer for the shares in TDC and upon the request of NTC, the Board of Directors of TDC convened an Extraordinary General

Meeting to be held on February 28, 2006. The Extraordinary General Meeting adopted among other things the proposals from NTC regarding (i) new Board of Directors, (ii) an authorization to the Board of Directors to distribute interim dividend, and (iii) the amendments of the Articles of Association enabling NTC, who owns 88.2% of TDC’s equity, to compulsorily redeem the remaining shareholders. On March 8, 2006, the Danish Commerce and Companies Agency rejected the request to register these amendments, and on April 5, 2006, TDC decided to bring the decision of the Danish Commerce and Companies Agency before the courts. Legal proceedings have not yet been initiated.

Senior Facilities Agreement

On 3 March TDC A/S entered into a senior facilities agreement as borrower and guarantor (the "Senior Facilities Agreement") originally entered into between, amongst others, Nordic Telephone Company Holding ApS ("NTCH") as original borrower and original guarantor and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders.

The Senior Facilities Agreement is a secured multi-currency term facility originally in an amount of up to EUR 9,600,000,000. It is composed of three term loan facilities of originally up to EUR 7,800,000,000 in aggregate, a revolving credit facility of up to EUR 700,000,000 and a term loan facility (the "Cash Bridge Facility") of up to EUR 1,100,000,000 (together the "Senior Facilities"). The scheduled repayment dates of the Senior Facilities (other than the Cash Bridge Facility which has now been cancelled) range from seven years to nine years as from 30 January 2006.

Until now, TDC has used the Senior Facilities for refinancing certain existing interest

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

bearing debt and for financing certain dividend payments.

Interim dividends

Based on an authorization adopted at the Extraordinary Meeting on February 28, 2006 TDC’s Board of Directors at its meeting on April 5, 2006, decided to pay out interim dividends of DKK 219.50 per share of a nominal value of DKK 5 each, totaling DKK 43,481m, excluding dividends of treasury shares. The dividend was paid on April 11, 2006.

Updated TDC credit rating by Standard & Poor’s and Moody’s as well as new credit rating by Fitch Ratings

On April 11, 2006 Standard & Poor’s changed the credit rating of TDC. The credit rating regarding long-term debt for TDC A/S has been adjusted downwards to “BB-“ with a stable outlook from “BB” with a negative outlook. The Senior Facilities Agreement, cf. above, were valued at ”BB-“. The credit rating regarding TDC’s outstanding EMTN programme (senior debt without security in TDC's assets) has been adjusted downwards to “B” to “BB”. The credit rating regarding the long term debt is unchanged at “B”.

On April 12, 2006 Fitch Ratings published their credit rating of TDC. Fitch assigned TDC A/S a rating of "BB-" with stable outlook and a short-term rating of "B". The Senior Facilities Agreement, cf. above, was assigned "BB+", and the unsecured long-term rating of the outstanding bonds under TDC's EMTN programme (senior debt without security in TDC's assets) was assigned a "BB-" rating.

On April 13, 2006 Moody's downgraded TDC's long-term corporate credit rating to "Ba3" with stable outlook from "Ba1" on review for downgrade. The Senior Facilities Agreement , cf. above, was assigned "Ba2", while the unsecured long-term rating of the EMTN bonds was lowered to "Ba3" from "Ba1". TDC's short term credit rating was withdrawn by Moody's.

The credit ratings by Standard & Poor’s, Moody's and Fitch Ratings are reflecting the new leveraged capital structure of TDC following the completion of the tender offer by NTC to TDC's shareholders in January 2006.

Delisting from the New York Stock Exchange

On April 19, 2006, the Securities and Exchange Commission (“SEC”) approved TDC’ application to withdraw TDC’s American Depository Shares (ADSs) and ordinary shares from listing and registration on the New York Stock Exchange. TDC is still registered with the SEC and accordingly has obligations to disclose certain information.

Note issue and disclosure of certain estimates for Q1 2006

On April 19, 2006, Nordic Telephone Company Holding ApS (“NTCH”), a holding company of NTC, initiated a private note issue and in that connection published an Offering Memorandum, which among other things included information on TDC and certain estimates for Q1 2006, cf. the Stock Exchange announcements of April 19 and 26, 2006.

The notes have a maturity period of 10 years and are issued in 3 series that were valued on April 26, 2006 as follows:

•	EUR 800,000,000 8 1/4%
•	USD 600,000,000 8 7/8%
•	EUR 750,000,000 in floating rate notes (EURIBOR + 5.50% interest margin)

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Ordinary General Meeting 2006

TDC A/S’s annual ordinary general meeting 2006 was held on April 26, where among other things, a series of amendments to the articles were adopted and Vagn Ove Sørensen was elected as new member of the board of directors. At a subsequent board meeting the Board of Directors elected Kurt Björklund as Chairman and Vagn Ove Sørensen as Vice Chairman.

All decisions are included in the Stock Exchange announcement as of April 26, 2006.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Outlook for 2006

The Outlook for 2006 is an update of the Outlook provided in the Annual Report 2005.

The Outlook for 2006 is based on thorough financial plans for each individual business line. Information concerning the Outlook for 2006 is by nature associated with a certain level of risk and uncertainty. These risks are most recent elaborated in the offer document as of April 19, 2006 regarding NTCH’s offer of notes. Please see the safe harbour statement below.

The Outlook for TDC Switzerland is, as the actual results for the first quarter 2006, based on the current mobile termination prices. However, the Swiss mobile termination prices are under pressure for reduction. Most significantly, Swisscom has filed a request with the Swiss Telecom regulator that TDC Switzerland should reduce its current mobile termination prices. A possible reduction of the mobile termination prices would decrease both revenue and EBITDA. However, the likely size of such a price reduction can currently not be estimated.

The revenue and EBITDA Outlook for the TDC Group is unchanged compared with the Outlook provided in the Annual Report 2005.

The net income Outlook for 2006 has been downgraded by DKK 1.3bn to DKK 3.2bn predominately due to increased interest expenses as a result of the changed financing structure.

In general, all amounts are excluding special items and fair value adjustments.

Outlook for 2006
(Excl. special items and fair value adjustments)

DKKbn	2005	2006	Change in %

TDC Group
Revenue	46.588	48.0	3.0
EBITDA	13.003	13.4	3.1
Net Income	4.699	3.2	(31.9)

TDC Solutions
Revenue	21.631	22.1	2.2
EBITDA	6.648	7.0	5.3

TDC Mobile International
Revenue	16.039	16.8	4.7
EBITDA	2.809	3.0	6.8

TDC Switzerland
Revenue	9.582	9.4	(1.9)
EBITDA	2.584	2.5	(3.3)

TDC Cable TV
Revenue	2.107	2.4	13.9
EBITDA	0.470	0.6	27.7

Other activities[1]
Revenue	(2.771)	(2.7)	2.6
EBITDA	0.492	0.3	(39.0)

[1] Includes TDC Services, TDC A/S and eliminations.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Statements of Income, etc., for the business lines

DKKm	TDC Solutions		TDC Mobile International		TDC Switzerland

	1Q 2005	1Q 2006	1Q 2005	1Q 2006	1Q 2005	1Q 2006

Revenue, external customers	4,914	5,157	3,228	3,498	2,349	2,278
Revenue from other business
lines	302	275	529	422	(4)	3

Total operating expenses before
depreciation etc.	(3,670)	(3,738)	(3,099)	(3,199)	(1,721)	(1,688)
Other income and expenses	28	46	9	9	0	2

EBITDA	1,574	1,740	667	730	624	595

Depreciation, amortization and
impairment losses	(869)	(853)	(269)	(294)	(338)	(344)

EBIT	705	887	398	436	286	251

Capital expenditures excl. share acquisitions	570	703	255	242	238	124

DKKm	TDC Cable TV		Other[1]		TDC Group

	1Q 2005	1Q 2006	1Q 2005	1Q 2006	1Q 2005	1Q 2006

Revenue, external customers	499	579	25	33	11,015	11,545
Revenue from other business lines	1	2	(828)	(702)	0	0
Total operating expenses before
depreciation etc.	(383)	(450)	893	789	(7,980)	(8,286)

Other income and expenses	1	0	13	12	51	69

EBITDA	118	131	103	132	3,086	3,328

Depreciation, amortization and
impairment losses	(50)	(50)	(35)	(40)	(1,561)	(1,581)

EBIT	68	81	68	92	1,525	1,747

Capital expenditures excl. share acquisitions	38	53	23	50	1,124	1,172

1) Includes TDC A/S, TDC Services and eliminations.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Business line performance

TDC Solutions

TDC Solutions’ activities comprise mainly Danish traditional landline services (voice, internet and data), as well as integrated solutions in Denmark, Sweden, Norway, Finland and Hungary.

DKKm	1Q 2005	1Q 2006	Change in
			%

Revenue	5,216	5,432	4.1

Of which domestic	4,479	4,260	(4.9)

Operating expenses	(3,670)	(3,738)	(1.9)

Transmission costs and cost of goods sold	(1,734)	(1,701)	1.9
Other external expenses	(911)	(981)	(7.7)
Wages, salaries and pension costs	(1,025)	(1,056)	(3.0)

Other income and expenses	28	46	64.3

EBITDA	1,574	1,740	10.5
Of which domestic	1,524	1,594	4.6

EBITDA margin	30.2%	32.0%

Depreciation, amortization and impairment losses	(869)	(853)	1.8

EBIT	705	887	25.8

In 1Q 2006, revenue increased 4.1% to DKK 5,432m impacted by acquisitions and divestments. The full consolidation of HTCC, acquisition of Dotcom Solutions and the divestment of Contactel impacted revenue positively by DKK 398m.

Adjusted for acquisitions and divestments, revenue declined 3.6% compared with 1Q 2005.

Adjusted for acquisitions and divestments, and change in internal settlements since 2Q 2005, revenue declined 0.4% compared with 1Q 2005.

Telephony services

Revenue from landline telephony totaled DKK 2,530m, up 2.3% compared with 1Q 2005. This development was driven by an increase of DKK 14m or 0.7% in retail revenue from landline telephony (PSTN, ISDN, etc.), and an increase of DKK 44m or 8.6% in wholesale revenue, due to the full consolidation of HTCC. Revenue was also positively impacted by Easter falling in 2Q 2006 and not in 1Q as in 2005.

Adjusted for acquired and divested companies, revenue from landline telephony decreased 3.1%.

DKKm	1Q 2005	1Q 2006	Change in %

Revenue	5,216	5,432	4.1
Landline telephony	2,472	2,530	2.3
Retail	1,958	1,972	0.7
Subscriptions	915	950	3.8
Traffic	1,043	1,022	(2.0)
Wholesale	514	558	8.6
Transit traffic	153	145	(5.2)
Other [1]	361	413	14.4
Leased lines	320	414	29.4
Data communications and internet services	1,212	1,298	7.1
Terminal equipment etc.	698	848	21.5
Other [2]	514	342	(33.5)

1) Includes incoming traffic, prefix traffic and service provision. 2) Includes mobile telephony, operator services etc.

Retail subscription revenue increased 3.8% to DKK 950m. At the end of 1Q 2006, the total number of domestic retail landline customers in TDC Solutions was 2.2m, a decline of 5.5% compared with the same quarter last year. The number of international retail customers totaled 239,000, up 222,000, due mainly to the full consolidation of HTCC.

Adjusted for acquired and divested companies, revenue from subscriptions decreased 0.9%.

Domestic landline traffic

(million minutes)

Retail traffic revenue totaled DKK 1,022m, down 2.0% or DKK 21m, reflecting a 7.6% decline in domestic retail sales of voice minutes to 1.9bn minutes. This was due to the general market trend for traffic to migrate to IP or the mobile network.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Adjusted for acquired and divested companies, revenue from retail traffic decreased 4.7%.

Wholesale traffic revenue increased 8.6% to DKK 558m. The development is attributable to the full consolidation of HTCC. Domestic wholesale traffic declined 14.4% to 2.1bn minutes, while the number of wholesale customers decreased 4.0% to 474,000.

Revenue from leased lines rose 29.4% to DKK 414m, reflecting mainly the full consolidation of HTCC. Adjusted for acquisitions and divestments, revenue from leased lines remained unchanged compared with 1Q 2005.

Broadband services, etc.

Revenue from data communications and internet services totaled DKK 1,298m, up 7.1%. This reflects 25.5% growth in the number of domestic xDSL customers, partly offset, however, by reduced dial-up internet revenue.

TDC's domestic xDSL customers, end-of period

(‘000)

Adjusted for acquisitions and divestments, revenue from data communications and internet services increased 6.3%, driven by the higher customer intake, and was partly offset by generally declining prices of internet access.

Other services

Revenue from terminal equipment etc. increased 21.5%, or DKK 150m, to DKK 848m, due mainly to growth in NetDesign and the acquisition of Dotcom Solutions.

Other revenue decreased 33.5% to DKK 342m, reflecting primarily change in internal settlements since 2Q 2005.

Operating expenses

Operating expenses were DKK 3,738m, up 1.9% or DKK 68m. This development was driven by the full consolidation of HTCC and inclusion of Dotcom Solutions. Adjusted for acquired and divested companies, operating expenses decreased 6.9%., primarily due to changes in internal settlements with effect as of 2Q 2005.

EBITDA

EBITDA amounted to DKK 1,740m in 1Q 2006, up DKK 166m or 10.5%. Adjusted for acquisitions and divestments, EBITDA increased 5.1%, reflecting primarily a rise in the number of domestic xDSL customers and continued improved operations efficiency.

EBITDA and EBITDA margin

(Bars in DKKm (left), line in % (right))

The EBITDA margin was 32.0% compared with 30.2% in the same quarter last year. Adjusted for acquisitions and divestments, the EBITDA margin increased 2.8 percentage points primarily as a result of continued focus on operations efficiency.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses decreased 1.8% to DKK 853m. Adjusted for acquisitions and divestments, depreciation, amortization and impairment losses decreased 10.6% due to lower capitalization regarding ADSL equipments.

EBIT

In 1Q 2006, EBIT amounted to DKK 887m, representing an increase of 25.8% on 1Q 2005 and resulting primarily from improved EBITDA.

Capital expenditures

Capital expenditures increased DKK 133m or 23.3% to DKK 703m, reflecting mainly the acquired companies and increased investments in the domestic market, with a focus on expanding and upgrading the existing broadband infrastructure, including fiber-optic roll-out, to satisfy the growing demand for broadband services. The capex-to-revenue ratio totaled 12.9% in 1Q 2006 against 10.9% in 1Q 2005.

Customers

TDC Solutions’ total domestic customer base was 4.1m at the end of 1Q 2006, down 2.0% on 1Q 2005. The number of landline customers including wholesale totaled 2.7m, down 5.2%, while the number of xDSL customers increased 25.5% to 743,000. The number of Duét customers increased 9.5% to 299,000, while dial-up internet subscriptions decreased 26.6% to 276,000, driven mainly by migration to broadband services. The total international customer base increased by 41.8% to 295,000 at the end of 1Q 2006, impacted by the inclusion of HTCC.

TDC Mobile International

TDC Mobile International includes mainly TDC Mobil A/S, Telmore, Talkline and Bité.

DKKm	1Q 2005	1Q 2006	Change in %

Revenue	3,757	3,920	4.3

Domestic operations	1,608	1,862	15.8

Talkline etc.[1]	1,908	1,761	(7.7)
Bité	241	297	23.2

Operating expenses	(3,099)	(3,199)	(3.2)

Transmission costs and cost of goods sold	(1,999)	(1,987)	0.6
Other external expenses	(850)	(967)	(13.8)
Wages, salaries and pension costs	(250)	(245)	2.0
Other income and expenses	9	9	0.0

EBITDA	667	730	9.4

EBITDA margin	17.8%	18.6%

Domestic operations	499	561	12.4

Talkline etc.[1]	126	122	(3.2)
Bité	42	47	11.9

Depreciation, amortization and impairment losses	(269)	(294)	(9.3)

EBIT	398	436	9.5

1) Talkline etc. includes European service provider activities, including easyMobile.

In 1Q 2006, revenue in TDC Mobile International amounted to DKK 3,920m, an increase of 4.3%. Adjusted for the divestment of Talkline ID, the growth was 14.3%.

Total operating expenses increased 3.2% to DKK 3,199m, attributable to a 13.8% increase in other external expenses, impacted mainly by higher customer acquisition costs. Transmission costs and cost of goods sold decreased 0.6%, while wages, salaries and pension costs decreased 2.0%. Adjusted for the divestment of Talkline ID, total operating expenses were up 14.8%, driven mainly by increased transmission costs.

EBITDA amounted to DKK 730m, up DKK 63m or 9.4%. Adjusted for the divestment of Talkline ID, the growth was 11.6%.

Depreciation, amortization and impairmentlosses increased 9.3% to DKK 294m due

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

mainly to the roll-out of the UMTS network in Denmark.

EBIT totaled DKK 436m, corresponding to a 9.5% increase on 1Q 2005 due to growth in EBITDA.

Capital expenditures, excluding share acquisitions, decreased 5.1% to DKK 242m compared with 1Q 2005. The capex-to-revenue ratio decreased from 6.8% in 1Q 2005 to 6.2%

Domestic mobile operations

Revenue from the domestic mobile operation increased 15.8% to DKK 1,862m, driven mainly by a 14.9% increase in traffic revenue. This includes revenue from mobile data services (SMS, data and content services), which increased 18.7% to DKK 267m.

The number of mobile minutes sold was 1,124m, up 20.3% compared with 1Q 2005.

The competitive environment in 1Q 2006 was characterized by slightly reduced average retail prices compared with 1Q 2005. Pricing levels for the individual products models have remained relatively stable, but customers continue to migrate towards low-cost solutions.

In 1Q 2006, operating expenses increased 16.3% to DKK 1,297m, reflecting an 18.9% increase in transmission costs and cost of goods sold, which in turn was driven primarily by the increase in traffic volumes.

EBITDA was up 12.4% to DKK 561m, reflecting the revenue growth, and was partly offset by higher total customer acquisition costs. The EBITDA margin was 30.1% against 31.0% in 1Q 2005.

EBITDA and EBITDA margin

(Bars in DKKm (left), line in % (right))

Domestic mobile customers, including mobile customers in TDC Solutions, totaled 2.6m by the end of 1Q 2006. TDC Mobile International’s domestic retail business showed a 4.2% growth compared with 1Q 2005, reflecting increases of 39,000 customers in TDC Mobil A/S and 40,000 retail customers in Telmore. In addition, the number of wholesale customers in TDC Mobil A/S increased 38,000.

Since the end of 4Q 2005, the number of domestic mobile customers has decreased 24,000, reflecting a change in the definition which is now in line with the definition used by the Danish National IT and Telecom Agency. In the new definition, a sim-card is defined as active, if it has been used during the last 3 month compared with 12 month earlier. Had the previous definition been applied, the mobile customer base would have increased by 48,000.

Capital expenditures in the domestic mobile operation decreased 25.5% to DKK 155m, driven mainly by lower investments in hardware and software upgrades. The capex-to-revenue ratio amounted to 8.3% compared with 12.9% in 1Q 2005.

Talkline etc.

Talkline etc. includes European service provider activities consisting of Talkline and easyMobile. Talkline, TDC’s German subsidiary, is a focused service provider of

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

mobile telephony that is fully owned by TDC Mobile International, while the ownership share in easy Mobile is 80%.

At the end of 1Q 2006, Talkline had managed to increase its customer base in the competitive German market by 28.1% to 3.5m customers. easyMobile reached 64,000 customers.

Revenue decreased 7.7% to DKK 1,761m, driven mainly by the divestment of Talkline ID. Adjusted for the divestment of Talkline ID revenue increased by 11.3%.

In 1Q 2006, EBITDA amounted to DKK 122m compared with DKK 126m in 1Q 2005. The modest decrease reflects the start-up of the easyMobile activities.

Bité

Bité is a Lithuanian mobile operator that is 100% owned by TDC Mobile International and operates mobile networks in Lithuania and since September 2005 also in Latvia.

Revenue in Bité amounted to DKK 297m in 1Q 2006, up 23.2%.

EBITDA was DKK 47m, representing an increase of 11.9%.

Compared with 1Q 2005, the customer base more than doubled to a total of 1.9m customers. Compared with 4Q 2005, Bité’s customer base grew 208,000 or 12.1%. The growth was primarily within the prepaid segment.

TDC Switzerland

TDC Switzerland provides mobile, landline and internet services for the Swiss market using the sunrise brand name.

DKKm	1Q 2005	1Q 2006	Change in %

Revenue	2,345	2,281	(2.7)

Mobile telephony	1,405	1,356	(3.5)
Landline telephony	737	728	(1.2)
Internet services	203	197	(3.0)

Operating expenses	(1,721)	(1,688)	1.9

Transmission costs and cost of goods sold	(888)	(815)	8.2
Other external expenses	(531)	(546)	(2.8)
Wages, salaries and pension costs	(302)	(327)	(8.3)

EBITDA	624	595	(4.6)

EBITDA margin	26.6%	26.1%

Depreciation, amortization and impairment losses	(338)	(344)	(1.8)

EBIT	286	251	(12.2)

In 1Q 2006, TDC Switzerland had revenue of DKK 2,281m, down 2.7% compared with 1Q 2005. In local currency, revenue decreased 2.5%.

Adjusted for the inclusion of sunrise business communications, revenue decreased 7.7%.

Compared with 1Q 2005, the key trend in the Swiss mobile market is increased competition in the form of new players. The increased competition and falling mobile termination prices in 2005 have also resulted in falling retail minute prices. In return, TDC Switzerland had a 6.2% increase in the number of mobile customers. The situation in the mobile market has in total led to a decrease in revenue from the mobile activities, which came to DKK 1,356m in 1Q 2006 compared with DKK 1,405m in 1Q 2005.

Within landline telephony, revenue decreased 1.2% to DKK 728m in 1Q 2006, reflecting an 8.0% decrease in the customer base. This development was positively impacted by the inclusion of sunrise business communications.

Internet revenue amounted to DKK 197m, down 3.0% on 1Q 2005, due to a decrease in the number of internet dial-up customers of 44.1%, partly offset, however, by 33.1% growth in the number of xDSL customers.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Operating expenses

Operating expenses decreased 1.9% to DKK 1,688m, reflecting mainly lower transmission costs and cost of goods sold due to reduced prices for terminating mobile calls.

Adjusted for sunrise business communications, operating expenses decreased 8.8%.

EBITDA

EBITDA decreased 4.6% to DKK 595m compared with 1Q 2005, driven primarily by lower revenue. In local currency, EBITDA decreased 4.2%. TDC Switzerland’s EBITDA margin decreased from 26.6% to 26.1% in 1Q 2006.

Adjusted for the inclusion of sunrise business communications, the EBITDA margin increased 0.9% to 27.5% primarily as a result of increasing efficiency, while EBITDA decreased 4.5%.

EBITDA and EBITDA margin

(Bars in DKKm (left), line in % (right))

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses increased 1.8% to DKK 344m, reflecting continued investments in mobile networks and IT.

EBIT

EBIT totaled DKK 251m, corresponding to a 12.2% decrease on 1Q 2005.

Capital expenditures

Capital expenditures amounted to DKK 124m, down 47.9%, reflecting mainly fluctuations between quarters in the investment level and investments in a new domicile in 2005. The capex-to-revenue ratio was 5.4% compared with 10.1% in 1Q 2005.

Customers

At the end of 1Q 2006, TDC Switzerland had 2.2m customers, a decline of 2.8% or 63,000 customers compared with 1Q 2005. The number of mobile customers grew 74,000 or 6.2% to reach a total of 1.3m, while the number of landline customers decreased 45,000 or 8.0% to 516,000. In addition, the number of customers with dialup internet access declined 141,000 or 44.1% to 179,000, while the number of xDSL customers grew 49,000 to 197,000, up 33.1%.

TDC Cable TV

TDC Cable TV provides cable-TV services as well as internet access and IP telephony via cable modems in Denmark.

TDC Cable TV is continuing to expand within its traditional TV business, while also increasing its coverage of internet services.

TDC Cable TV’s revenue rose 16.2% to DKK 581m. The increase reflects a larger customer base within both the traditional cable TV business and the broadband business.

Operating expenses rose 17.5% to DKK 450m compared with 1Q 2005. The increase reflects primarily higher program and transmission costs, driven by a larger customer base.

EBITDA rose 11.0% to DKK 131m in 1Q 2006.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

EBITDA and EBITDA margin3

(Bars in DKKm (left), line in % (right))

In 1Q 2006, EBIT was DKK 81m compared with DKK 68m in 1Q 2005.

TDC Cable TV’s capital expenditures totaled DKK 53m, compared with DKK 38m in 1Q 2005, driven primarily by increased network investments. The capex-to-revenue ratio was 9.1% compared with 7.6% in 1Q 2005.

By the end of 1Q 2006, TDC Cable TV had more than 1.0m cable TV customers, corresponding to a 3.1% increase, while the number of internet access customers increased 28.3% to 263,000.

3 EBITDA decreased 11.8% in 4Q 2005, due to a negative adjustment related to accrual of income from connections related mainly to previous years.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Safe harbor statement

Certain sections of this quarterly report contain forward-looking statements that are subject to risks and uncertainties.

Examples of such forward-looking statements include, but are not limited to:

-	statements containing projections of revenue, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financial income and expenses
-	statements of our plans, objectives or goals for future operations including those related to our products or services
-	statements of future economic performance
-	statements of the assumptions underlying or relating to such statements

Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by TDC or on our behalf. These factors include, but are not limited to:

-	changes in applicable Danish and EU legislation
-	increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers
-	decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended
-	developments in competition within domestic and international communications solutions
-	introduction of and demand for new services and products
-	developments in the demand, product mix and prices in the mobile market, including marketing and customer-acquisition costs
-	developments in the market for multimedia services
-	the possibilities of being awarded licenses
-	developments in our international activities, which also involve certain political risks
-	investments and divestitures in domestic and foreign companies

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Financial calendar

TDC's financial calendar is as follows (more details on www.tdc.com):

June
Form 20-F is registered with USA’s
Securities and Exchange Commission (SEC)

July 6
Start of closing period for 2Q 2006

August 3
Earnings Release 2Q 2006

October 2
Start of closing period for 3Q 2006

October 31
Earnings Release 3Q 2006

December 31
End of the fiscal year 2006

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Statements of Income

TDC Group (DKKm)	1Q 2005	1Q 2006	Change in %

Revenue	11,015	11,545	4.8
Domestic revenue	5,784	6,033	4.3
in percent of total revenue	53%	52%
International revenue	5,231	5,512	5.4
in percent of total revenue	47%	48%

Transmission costs and cost of goods sold	(4,121)	(4,165)	(1.1)
Other external charges	(1,999)	(2,247)	(12.4)
Wages, salaries and pension costs	(1,860)	(1,874)	(0.8)

Total operating expenses before depreciation etc.	(7,980)	(8,286)	(3.8)

Other income and expenses	51	69	35.3

EBITDA	3,086	3,328	7.8
of which domestic EBITDA	2,243	2,416	7.7
in percent of total EBITDA	73%	73%
of which international EBITDA	843	912	8.2
in percent of total EBITDA	27%	27%
Depreciation, amortization and impairment losses	(1,561)	(1,581)	(1.3)

EBIT, excluding special items	1,525	1,747	14.6
Special items [1]	(622)	(737)	(18.5)

EBIT including special items	903	1,010	11.8
Income from associates	100	115	15.0
of which special items	0	0	NM
Net financials	(251)	(335)	(33.5)
of which net financials excluding fair value adjustments	(198)	(256)	(29.3)
of which fair value adjustments	(53)	(79)	(49.1)

Income before income taxes	752	790	5.1
Total income taxes	(221)	(275)	(24.4)

- Income taxes related to income excluding special items and fair value adjustments	(406)	(498)	(22.7)

- Income taxes related to special items and fair value adjustments	185	223	20.5

Net income from continuing operations	531	515	(3.0)

Net income from discontinued operations	(16)	0	NM
- of which income from discontinued operations, excluding special items and fair value adjustments	(15)	0	NM
- of which fair value adjustments related to discontinued operations	(1)	0	NM
- of which special items related to discontinued operations	0	0	NM

Net income	515	515	0.0

Attributable to:
Shareholders of the Parent Company	516	535	3.7
Minority interests	(1)	(20)	NM

Net income, excluding special items and fair value adjustments	1,006	1,108	10.1

1) Special items include significant amounts that cannot be attributed to normal operations such as large gains and losses related to divestment of subsidiaries, special write-downs for impairment as well as expenses related to restructuring etc.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Balance Sheets

DKKm	1Q 2005	1Q 2006

Assets
Intangible assets	33,208	32,753
Property, plant and equipment	25,829	25,508
Pension assets	5,301	5,536
Other non-current assets	4,839	3,861
Total non-current assets	69,177	67,658
Receivables	7,917	7,923
Marketable securities	3,773	1,144
Cash	4,590	8,798
Other current assets	1,842	2,387
Total current assets	18,122	20,252

Total assets	87,299	87,910
- of which interest-bearing receivables	83	95

Equity and liabilities
Equity attributable to Company shareholders	36,829	44,609
Minority interests	26	254
Total equity	36,855	44,863
Loans	29,197	19,842
Deferred tax liabilities	4,477	3,406
Deferred income	997	1,136
Pension liabilities etc.	240	310
Other non-current liabilities	1,638	1,299
Total non-current liabilities	36,549	25,993
Loans	609	5,389
Trade and other payables	9,282	7,776
Deferred income	2,692	2,634
Other current liabilities	1,312	1,255
Total current liabilities	13,895	17,054

Total liabilities	50,444	43,047

Total equity and liabilities	87,299	87,910

- of which interest-bearing payables	0	10

Net interest-bearing debt	21,360	15,204

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Statements of Cash Flow

TDC Group (DKKm)	1Q 2005	1Q 2006	Change in %

EBITDA	3,086	3,328	7.8
Change in working capital	(26)	(905)	NM
Other	(130)	(317)	(143.8)

Cash flow from operating activities before net financials and tax	2,930	2,106	(28.1)

Interest paid, net	(304)	(377)	(24.0)
Realized currency adjustments	(85)	336	NM

Cash flow from operating activities before tax	2,541	2,065	(18.7)

Corporate income tax paid	(178)	(239)	(34.3)

Cash flow from operating activities in continuing operations	2,363	1,826	(22.7)

Cash flow from operating activities in discontinued operations	103	0	NM

Total cash flow from operating activities	2,466	1,826	(26.0)

Investment in subsidiaries	0	(29)	NM
Investment in property, plant and equipment	(1,018)	(942)	7.5
Investment in intangible assets	(214)	(285)	(33.2)
Investment in other non-current assets	(1)	(2)	(100.0)
Investment in marketable securities	(886)	0	NM
Divestment of subsidiaries	0	51	NM
Sale of property, plant and equipment	14	21	50.0
Divestment of associates and other non-current assets	3	16	NM
Sale of marketable securities	554	2,531	NM
Change in loans to associates	0	0	NM
Dividends received from associates	1	0	NM

Cash flow from investing activities in continuing operations	(1,547)	1,361	188.0

Cash flow from investing activities in discontinued operations	(6)	(3)	50.0

Total cash flow from investing activities	(1,553)	1,358	187.4

Proceeds from long-term loans	2	7,888	NM
Repayments of long-term loans	(374)	(13,147)	NM
Change in short-term bank loans	(405)	(38)	90.6
Change in interest-bearing receivables	104	49	(52.9)
Change in minority interests	0	0	NM
Dividends paid	(2,440)	0	NM
Acquisition and disposal of treasury shares, net	55	799	NM

Cash flow from financing activities in continuing operations	(3,058)	(4,449)	(45.5)

Cash flow from financing activities in discontinued operations	(104)	0	NM

Total cash flow from financing activities	(3,162)	(4,449)	(40.7)

Total cash flow	(2,249)	(1,265)	43.8

Cash and cash equivalents, end of period	4,512	8,798	95.0

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Capital expenditures
excluding share acquisitions

TDC Group (DKKm) [1]	1Q 2005	1Q 2006	Change in %

TDC Solutions	570	703	(23.3)
- of which domestic	507	545	(7.5)
TDC Mobile International	255	242	5.1
- domestic	208	155	25.5
- Talkline etc.	4	10	(150.0)
- Bité	43	77	(79.1)
TDC Switzerland	238	124	47.9
TDC Cable TV	38	53	(39.5)
Others [2]	23	50	(117.4)

Capital expenditures excl. share acquisitions	1,124	1,172	(4.3)

1 A positive variance indicates a positive cash flow.
2 Includes TDC Services, TDC A/S and eliminations.

Equity

TDC Group (DKKm)	1Q 2005			1Q 2006

	Share-holders' equity	Minority interests	Total equity	Share-holders' equity	Minority interests	Total equity

Shareholders' equity at January 1	38,823	27	38,850	43,520	275	43,795

Net income	516	(1)	515	535	(20)	515
Dividends declared	(2,440)	NM	(2,440)	0	NM	0
Acquisition of treasury shares	0	NM	0	(10)	NM	(10)
Disposal of treasury shares	55	NM	55	809	NM	809
Share-based payments	5	0	5	(45)	0	(45)
Currency translation adjustments etc.	(94)	0	(94)	(18)	(4)	(22)
Tax related to changes in shareholders' equity	(36)	0	(36)	(182)	0	(182)
Additions to minority interests	NM	0	0	NM	3	3

Shareholders’ equity at March 31	36,829	26	36,855	44,609	254	44,863

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Quarterly Statements of Income

DKKm	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006

Revenue
TDC Solutions	18,590	5,216	5,216	5,391	5,808	21,631	5,432
- domestic	17,061	4,479	4,245	4,212	4,317	17,253	4,260
TDC Mobile International	15,105	3,757	3,814	4,173	4,295	16,039	3,920
- domestic	6,503	1,608	1,754	1,864	1,925	7,151	1,862
- Talkline etc.	7,675	1,908	1,782	2,005	2,068	7,763	1,761
- Bité	927	241	278	304	302	1,125	297
TDC Switzerland	9,692	2,345	2,343	2,447	2,447	9,582	2,281
TDC Cable TV	1,766	500	525	550	532	2,107	581
Others [1]	(2,814)	(803)	(502)	(707)	(759)	(2,771)	(669)

Revenue, total	42,339	11,015	11,396	11,854	12,323	46,588	11,545

Income before depreciation, amortization and special items (EBITDA)

TDC Solutions	5,872	1,574	1,566	1,639	1,869	6,648	1,740
- domestic	5,879	1,524	1,425	1,435	1,635	6,019	1,594
TDC Mobile International	2,677	667	783	821	538	2,809	730
- domestic	2,035	499	600	593	513	2,205	561
- Talkline etc.	451	126	126	159	5	416	122
- Bité	191	42	57	69	20	188	47
TDC Switzerland	2,457	624	619	629	712	2,584	595
TDC Cable TV	351	118	126	129	97	470	131
Others [1]	639	103	102	93	194	492	132

Income before depreciation, amortization and special items (EBITDA), total	11,996	3,086	3,196	3,311	3,410	13,003	3,328

Depreciation, amortization and impairment losses	(6,661)	(1,561)	(1,631)	(1,694)	(1,904)	(6,790)	(1,581)

Operating income (EBIT), excluding special items	5,335	1,525	1,565	1,617	1,506	6,213	1,747

Special items	385	(622)	-	-	(346)	(968)	(737)

Operating income (EBIT), including special items	5,720	903	1,565	1,617	1,160	5,245	1,010

Income from associates	5,632	100	85	126	23	334	115
- Income from associates, excluding special items	566	100	85	126	23	334	115
- special items related to associates	5,066	-	-	-	-	-	-
Net financials	(716)	(251)	(163)	(303)	(339)	(1,056)	(335)
- Net financials excluding fair value adjustments	(894)	(198)	(158)	(210)	(306)	(872)	(256)
- Fair value adjustments	178	(53)	(5)	(93)	(33)	(184)	(79)

Income before income taxes	10,636	752	1,487	1,440	844	4,523	790

Total income taxes	(1,041)	(221)	(171)	(366)	(268)	(1,026)	(275)
- Income taxes related to income, excluding special items and fair value adjustments	(1,360)	(406)	(166)	(381)	(271)	(1,224)	(498)
- Income taxes related to special items	356	166	-	-	(15)	151	198
- Income taxes related to fair value adjustments	(37)	19	(5)	15	18	47	25

Net income from continuing operations	9,595	531	1,316	1,074	576	3,497	515

Net income from discontinued operations	315	(16)	41	127	3,801	3,953	-
- Income from discontinued operations, excluding special items and fair value adjustments	296	(15)	40	127	96	248	-
- Fair value adjustments related to discontinued operations	-	(1)	1	-	(3)	(3)	-
- Special items related to discontinued operations	19	-	-	-	3,708	3,708	-

Net income	9,910	515	1,357	1,201	4,377	7,450	515

Attributable to:
Shareholders of the Parent Company	9,912	516	1,370	1,194	4,394	7,474	535
Minority interests	(2)	(1)	(13)	7	(17)	(24)	(20)

Excluding special items and fair value adjustments

Operating income (EBIT), excluding special items	5,335	1,525	1,565	1,617	1,506	6,213	1,747

Income from associates	566	100	85	126	23	334	115
Net financials	(894)	(198)	(158)	(210)	(306)	(872)	(256)

Income before income taxes	5,007	1,427	1,492	1,533	1,223	5,675	1,606

Income taxes	(1,360)	(406)	(166)	(381)	(271)	(1,224)	(498)

Net income from continuing operations	3,647	1,021	1,326	1,152	952	4,451	1,108

Net income from discontinued operations	296	(15)	40	127	96	248	-

Net income	3,943	1,006	1,366	1,279	1,048	4,699	1,108

1) Includes TDC Services, TDC A/S and eliminations.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Quarterly Balance Sheets

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006

Assets
Intangible assets	33,495	33,208	33,945	34,160	33,118	32,753
Property, plant and equipment	26,252	25,829	26,808	26,270	26,054	25,508
Pension assets	5,435	5,301	5,377	5,454	5,645	5,536
Other non-current assets	4,683	4,839	4,481	4,430	3,798	3,861
Total non-current assets	69,865	69,177	70,611	70,314	68,615	67,658
Receivables	8,472	7,917	8,361	8,499	8,617	7,923
Marketable securities	3,412	3,773	3,766	3,721	3,687	1,144
Cash	6,838	4,590	4,921	6,905	10,063	8,798
Other current assets	1,677	1,842	1,797	1,935	2,542	2,387
Total current assets	20,399	18,122	18,845	21,060	24,909	20,252

Total assets	90,264	87,299	89,456	91,374	93,524	87,910
- of which interest-bearing receivables	83	83	83	82	107	95

Equity and liabilities
Equity attributable to Company shareholders	38,823	36,829	38,081	39,408	43,520	44,609
Minority interests	27	26	293	294	275	254
Total equity	38,850	36,855	38,374	39,702	43,795	44,863
Loans	29,142	29,197	25,113	24,949	24,890	19,842
Deferred tax liabilities	4,677	4,477	4,042	3,515	3,494	3,406
Deferred income	1,052	997	1,097	1,079	1,141	1,136
Pension liabilities etc.	264	240	236	230	332	310
Other non-current liabilities	1,190	1,638	1,257	1,276	1,274	1,299
Total non-current liabilities	36,325	36,549	31,745	31,049	31,131	25,993
Loans	1,337	609	6,297	6,746	5,425	5,389
Trade and other payables	9,535	9,282	8,501	8,546	9,210	7,776
Deferred income	2,573	2,692	2,809	2,852	2,661	2,634
Other current liabilities	1,644	1,312	1,730	2,479	1,302	1,255
Total current liabilities	15,089	13,895	19,337	20,623	18,598	17,054

Total liabilities	51,414	50,444	51,082	51,672	49,729	43,047

Total equity and liabilities	90,264	87,299	89,456	91,374	93,524	87,910

- of which interest-bearing payables	0	0	0	74	17	10

Net interest-bearing debt	20,146	21,360	22,640	21,061	16,475	15,204

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Quarterly Statements of Cash Flows

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006

EBITDA	11,996	3,086	3,196	3,311	3,410	13,003	3,328

Change in working capital	1,212	(26)	(441)	(2)	(58)	(527)	(905)

Other	(1,087)	(130)	(184)	(128)	(347)	(789)	(317)

Cash flow from operating activities before net financials and tax	12,121	2,930	2,571	3,181	3,005	11,687	2,106

Interest paid, net	(1,230)	(304)	(517)	(75)	(47)	(943)	(377)

Realized currency adjustments	108	(85)	40	14	108	77	336

Cash flow from operating activities before tax	10,999	2,541	2,094	3,120	3,066	10,821	2,065

Corporate income tax paid	(364)	(178)	(502)	(70)	(1,546)	(2,296)	(239)

Cash flow from operating activities in continuing operations	10,635	2,363	1,592	3,050	1,520	8,525	1,826

Cash flow from operating activities in discontinued operations	449	103	(61)	89	35	166	0

Total cash flow from operating activities	11,084	2,466	1,531	3,139	1,555	8,691	1,826

Investment in subsidiaries	(4,761)	0	(315)	(160)	(39)	(514)	(29)

Investment in property, plant and equipment	(4,426)	(1,018)	(958)	(1,092)	(1,392)	(4,460)	(942)

Investment in intangible assets	(909)	(214)	(304)	(311)	(258)	(1,087)	(285)

Investment in other non-current assets	(80)	(1)	(4)	(1)	(4)	(10)	(2)

Investment in marketable securities	(2,442)	(886)	(136)	0	0	(1,022)	0

Divestment of subsidiaries	1,152	0	25	0	23	48	51

Sale of property, plant and equipment	117	14	52	16	38	120	21

Divestment of associates and other non-current assets	1,687	3	3	6	11	23	16

Sale of marketable securities	1,084	554	9	26	7	596	2,531

Change in loans to associates	(32)	0	(1)	0	190	189	0

Dividends received from associates	11,525	1	153	1	1	156	0

Cash flow from investing activities in continuing operations	2,915	(1,547)	(1,476)	(1,515)	(1,423)	(5,961)	1,361

Cash flow from investing activities in discontinued operations	(26)	(6)	(2)	(8)	4,751	4,735	(3)

Total cash flow from investing activities	2,889	(1,553)	(1,478)	(1,523)	3,328	(1,226)	1,358

Proceeds from long-term loans	55	2	(1)	1	(1)	1	7,888

Repayments of long-term loans	(6,707)	(374)	(149)	(270)	(78)	(871)	(13,147)

Change in short-term bank loans	151	(405)	421	613	(1,322)	(693)	(38)

Change in interest-bearing receivables	398	104	(49)	106	(81)	80	49

Change in minority interests	14	0	0	0	16	16	0

Dividends paid	(2,555)	(2,440)	0	0	0	(2,440)	0

Acquisition and disposal of treasury shares, net	(3,531)	55	7	24	(280)	(194)	799

Cash flow from financing activities in continuing operations	(12,175)	(3,058)	229	474	(1,746)	(4,101)	(4,449)

Cash flow from financing activities in discontinued operations	(398)	(104)	49	(106)	33	(128)	0

Total cash flow from financing activities	(12,573)	(3,162)	278	368	(1,713)	(4,229)	(4,449)

Total cash flow	1,400	(2,249)	331	1,984	3,170	3,236	(1,265)

Cash and cash equivalents, end of period	6,838	4,512	4,857	6,866	10,063	10,063	8,798

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Quarterly capital expenditures

excluding share acquisitions

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006

TDC Solutions	2,447	570	642	615	797	2,624	703
- of which domestic	2,314	507	553	466	625	2,151	545
TDC Mobile International	1,023	255	288	345	368	1,256	242
- domestic	747	208	137	225	261	831	155
- Talkline etc.	112	4	16	12	41	73	10
- Bité	164	43	135	108	66	352	77
TDC Switzerland	1,196	238	238	284	592	1,352	124
TDC Cable TV	223	38	60	51	82	231	53
Others [1]	259	23	52	71	15	161	50

Capital expenditures excl. share acquisitions	5,148	1,124	1,280	1,366	1,854	5,624	1,172

1 Includes TDC Services, TDC A/S and eliminations.

Customers

Customers ('000) (end of period)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006

Domestic, retail and wholesale:
Landline customers	2,880	2,845	2,811	2,783	2,748	2,748	2,711
- Retail	2,387	2,351	2,317	2,294	2,270	2,270	2,237
- Wholesale	493	494	494	489	478	478	474
Mobile customers	2,407	2,429	2,456	2,505	2,583	2,583	2,559
- Retail1)	2,219	2,233	2,255	2,292	2,354	2,354	2,325
- of which Telmore	515	522	534	546	555	555	562
- Wholesale	188	196	201	213	229	229	234
Internet customers	1,148	1,173	1,190	1,213	1,250	1,250	1,282
- of which ADSL	556	592	620	650	692	692	743
- of which cable-modem customers	186	205	218	230	248	248	259
Cable-TV customers	982	1,001	1,011	1,019	1,030	1,030	1,034

Domestic customers, total	7,417	7,448	7,468	7,520	7,611	7,611	7,586

International:
Landline customers	603	576	775	783	773	773	755
- TDC Switzerland	573	561	549	537	527	527	516
- TDC Song	3	3	3	4	4	4	5
- Others	27	12	223	242	242	242	234
Mobile customers	4,719	4,911	5,275	5,848	6,439	6,439	6,745
- TDC Switzerland	1,190	1,199	1,228	1,259	1,267	1,267	1,273
- Talkline etc.	2,590	2,709	2,893	3,149	3,434	3,434	3,533
- Bité	927	990	1,140	1,425	1,723	1,723	1,931
- TDC Song	12	13	14	15	15	15	8
Internet customers	666	650	571	551	519	519	426
- TDC Switzerland2)	469	468	412	406	386	386	376
- TDC Song	20	24	27	32	34	34	42
- Others	177	158	132	113	99	99	8

International customers, total	5,988	6,137	6,621	7,182	7,731	7,731	7,926

Group customers, total	13,405	13,585	14,089	14,702	15,342	15,342	15,512

1) The definition of active prepaid customers has been changed in 4Q 2005 from 12 month to 3 month corresponding to the definition used by NITA since January 1, 2004.

2) Restatement of the number of xDSL customers in TDC Switzerland as of 1Q 2005 compared with Earnings Release in 4Q05. In 4Q05 the number of customers has been adjusted downwards by 11,000.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Traffic, domestic

Traffic volume (million minutes):	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006

Landline voice traffic	18,915	4,572	4,367	3,995	4,064	16,998	4,060
- Retail	8,593	2,080	1,984	1,828	1,913	7,805	1,923
- Wholesale	10,322	2,492	2,383	2,167	2,151	9,193	2,137
Mobile, including wholesale	4,034	1,033	1,166	1,164	1,226	4,589	1,222

Employees

Full-time equivalents [1]

EoP	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006

TDC Solutions	11,432	11,390	12,256	12,694	12,231	12,231	11,946
- of which in Denmark	10,072	10,055	10,066	9,997	9,727	9,727	9,684
TDC Mobile International	2,464	2,453	2,385	2,416	2,434	2,434	2,397
- of which in Denmark	1,113	1,105	1,104	1,108	1,088	1,088	1,056
TDC Switzerland	2,307	2,278	2,248	2,480	2,454	2,454	2,421
TDC Cable TV	862	940	963	993	1,030	1,030	1,046
Others	2,432	2,345	2,238	2,130	2,076	2,076	2,017
- of which in Denmark	2,390	2,307	2,197	2,091	2,031	2,031	1,971

TDC	19,497	19,406	20,090	20,713	20,225	20,225	19,827

TDC, domestic	14,437	14,407	14,330	14,189	13,876	13,876	13,757

1 The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.
Furthermore, the number of full-time employee equivalents is excluding discontinued operations.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Selected financial and operational data, 2002-1Q 2006

TDC Group[1]		2002	2003	2004	2005	1Q 2006

Statements of Income:	DKKm

Revenue		40,730	40,152	42,339	46,588	11,545

Income before depreciation, amortization and special items
(EBITDA)		10,216	11,139	11,996	13,003	3,328

Depreciation, amortization and impairment losses		(6,078)	(6,162)	(6,661)	(6,790)	(1,581)

Operating income (EBIT), excluding special items		4,138	4,977	5,335	6,213	1,747

Special items		(346)	(1,060)	385	(968)	(737)

Operating income (EBIT), including special items		3,792	3,917	5,720	5,245	1,010

Income from associates		1,294	777	5,632	334	115
Net financials		1,654	(561)	(716)	(1,056)	(335)

Income before income taxes		6,740	4,133	10,636	4,523	790

Income taxes		(1,114)	(1,098)	(1,041)	(1,026)	(275)

Net income from continuing operations		5,626	3,035	9,595	3,497	515

Net income from discontinued operations		226	176	315	3,953	0

Net income		5,852	3,211	9,910	7,450	515

Attributable to:

- Shareholders of the Parent Company		6,079	3,203	9,912	7,474	535

- Minority interests		(227)	8	(2)	(24)	(20)

Net income, excluding special items and fair value
adjustments[2]:

Operating income (EBIT), excluding special items		4,138	4,977	5,335	6,213	1,747

Income from associates		972	1,351	566	334	115
Net financials		(1,033)	(1,155)	(894)	(872)	(256)

Income before income taxes		4,077	5,173	5,007	5,675	1,606

Income taxes		(974)	(1,348)	(1,360)	(1,224)	(498)

Net income from continuing operations		3,103	3,825	3,647	4,451	1,108

Net income from discontinued operations		226	233	296	248	0

Net income		3,329	4,058	3,943	4,699	1,108

Balance Sheets	DKKbn

Total assets		85.0	92.6	90.3	93.5	87.9
Net interest-bearing debt		26.0	28.8	20.1	16.5	15.2
Total equity		36.0	35.9	38.9	43.8	44.9

Shares outstanding (million)		214.9	213.6	204.6	195.2	197.2

Statements of Cash Flow	DKKm

Operating activities		9,900	10,679	11,084	8,691	1,826
Investing activities		(2,102)	(12,618)	2,889	(1,226)	1,358
Financing activities		(6,771)	4,932	(12,573)	(4,229)	(4,449)

Total cash flow		1,027	2,993	1,400	3,236	(1,265)

Capital expenditures	DKKbn

Excluding share acquisitions		6.3	5.4	5.1	5.6	1.2
Including share acquisitions		7.2	13.5	10.0	6.3	1.2

Key financial ratios

EPS incl. special items and fair value adjustments	DKK	28.3	15.0	48.4	38.3	2.7
EPS excl. special items and fair value adjustments	DKK	16.5	19.0	19.3	24.2	5.7
Dividend per share	DKK	11.5	12.0	12.5	0.0	-
EBITDA margin (EBITDA divided by revenue)%		25.1	27.7	28.3	27.9	28.8
Capex excl. share acquisitions-to-revenue ratio	%	15.3	13.5	12.2	12.1	10.2
Cash Earnings per share (CEPS) excl. special items and fair value
adjustments[3]	DKK	38.8	41.5	49.3	57.2	13.1
Return on capital employed (ROCE)[4]	%	11.3	13.1	11.9	12.6	3.3

Subscriber base (end of period)[5]	(1000)

Landline		3,598	3,631	3,483	3,521	3,466
Mobile		4,939	6,199	7,126	9,022	9,304
Internet		1,285	1,696	1,814	1,769	1,708
Cable TV6		885	924	982	1,030	1,034

Total subscribers		10,707	12,450	13,405	15,342	15,512

Number of employees[7]		21,009	20,034	19,497	20,225	19,827

1	Pension costs are recognized in accordance with US GAAP FAS Nos. 87/88 for 2002-2003 and in accordance with IAS 19 with effect from 2004.
2	Net income excl. special items and fair value adjustments, excludes special items from income of associates and special items from income from discontinued activities.
3	CEPS is defined as (net income excluding special items and fair value adjustments attributable to shareholders of the parent company + depreciation, amortization and impairment losses + share-based compensation - income from associates - minority interests' share of depreciation, amortization and impairment losses together with share-based compensation) / number of average shares outstanding.
4	ROCE is defined as EBIT excluding special items plus interest and other financial income excluding fair value adjustments plus income from associates after tax divided by average equity attributable to Company shareholders plus interest-bearing debt.
5	The number denotes end-of period subscribers and includes customers with subscriptions and customers without subscriptions according to the following general principles
•	Landline subscribers who have generated traffic in the previous month.
•	Mobile subscribers active for a certain period of time, up to 15 months.
•	Internet subscribers active for a certain period of time, up to 3 months. The number of subscribers also includes resale customers.
6	Including TDC TV customers.
7	The number denotes end-of-period full-time employee equivalents including permanent employees, trainees and temporary employees. The number of full-time employee equivalents is excluding discontinued operations.

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

List of acquisitions and divestments

•	Talkline ID (TDC Mobile International) – divested at April 1, 2005
•	HTCC (TDC Solutions) - consolidated from April 1, 2005
•	Dotcom AB (TDC Solutions) – included at July 1, 2005
•	Ascom’s division for communications solutions, referred to as sunrise business communications (TDC Switzerland) – included at July 1, 2005
•	TDC Directories – divested at November 30, 2005.
•	Contactel – divested at February 2, 2006

May 4, 2006	TDC Quarterly Report 1Q 2006	Release 33-2006

Management Statement

The Board of Directors and the Executive Committee have reviewed and approved the Quarterly Report for 1Q 2006 of the TDC Group.

The Quarterly Report has been presented in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies applied are appropriate and the Quarterly Report presents fairly, in all material aspects, the assets, liabilities, and financial position at March 31, 2006, as well as the results of operations of the Group and Group cash flows for the first Quarter 2006.

Executive Committee

Henning Dyremose	Hans Munk Nielsen

Board of Directors
Kurt Björklund	Vagn Ove Sørensen
Oliver Harmann	Lawrence H. Guffey
Richard Charles Wilson	Gustavo Schwed
Bo Magnussen	Jan Bardino
Leif Hartmann	Steen Jacobsen

About TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as five main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. At May 4, 2006, Nordic Telephone Company ApS holds 88.2% of the shares, with the remainder held by individual and institutional shareholders.

Listings

Shares: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
May 5, 2006 (Date)	/s/ FLEMMING JACOBSEN Flemming Jacobsen Vice President Treasury